                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 28549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                        MARQUETTE MEDICAL SYSTEMS, INC.
          ----------------------------------------------------------
                               (Name of Issuer)


                                 COMMON SHARES
          ----------------------------------------------------------
                        (Title of Class of Securities)


                                  571474 10 5
          ----------------------------------------------------------
                                (CUSIP Number)


     Michael J. Cudahy,  8200 W. Tower Avenue, Milwaukee, Wisconsin 53223,
                                 414/355-5000
--------------------------------------------------------------------------------
                 (Name, address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 20, 1998
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

---------------------                                          -----------------
CUSIP NO. 571474 10 5                                          PAGE 2 OF 2 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      MICHAEL J. CUDAHY, 8200 W. TOWER AVENUE, MILWAUKEE, WI 53223
      S.S. 399 26 6496
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      N/A                                                       (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
      N/A
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,275,404 SHARES

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          NONE
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,275,404 SHARES

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,275,404 SHARES

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      N/A                                                           [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.89%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
--------------------------------------------------------------------------------

ITEM 1 - SECURITY AND ISSUER
----------------------------

COMMON SHARES, $0.10 par value

NAMES AND ADDRESSES OF PRINCIPAL EXECUTIVE OFFICERS OF THE ISSUER OF SUCH
SECURITIES:

     Michael J. Cudahy, Chairman of the Board,
     8200 W. Tower Avenue, Milwaukee, WI 53223

     Frederick A. Robertson, Chief Executive Officers
     8200 W. Tower Avenue, Milwaukee, WI 53223

     Louis P. Scafuri, President and Chief Operating Officer
     8200 W. Tower Avenue, Milwaukee, WI 53223

     Mary M. Kabacinski, Senior Vice President and Chief Financial Officer 8200 W. Tower Avenue, Milwaukee, WI 53223

ITEM 2 - IDENTITY AND BACKGROUND
--------------------------------

     (a)  Michael J. Cudahy

     (b)  8200  W. Tower Avenue, Milwaukee, WI 53223

     (c)  Chairman of the Board, Marquette Medical Systems, Inc.
          8200 W. Tower Avenue, Milwaukee, WI 53223

     (d)  N/A

     (e)  N/A

     (f)  U.S.A.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

     N/A

ITEM 4 - PURPOSE OF TRANSACTION
-------------------------------

     N/A

ITEM 5 - INTEREST IN SECURITIES OF ISSUER
-----------------------------------------

     (a)  Michael J. Cudahy, 3,275,404 Common Shares

     (b) Sole Power to Vote or Direct the Vote and Sole Power to Dispose or Direct the Disposition of shares: 3,275,404 shares

     (c) On March 6, 1997 Michael J. Cudahy sold 1,000,000 Common Shares in an underwritten sale of shares registered under the Securities Act of 1933

     (d)  N/A

     (e)  N/A

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
---------------------------

     Michael J. Cudahy is Chairman of the Board of the Issuer. Under a Shareholder Agreement dated September 20, 1998, between Michael J. Cudahy and General Electric Company, a New York corporation ("General Electric"), Michael
J. Cudahy is obligated, among other things, to vote in favor of a certain proposed merger between the Issuer and Emerald Merger Corp., a Wisconsin corporation and a wholly-owned subsidiary of General Electric.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

     (a)  Shareholder Agreement dated as of September 20, 1998, between Michael
          J. Cudahy and General Electric Company, a New York corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEPTEMBER 23, 1998

                                    /s/ Michael J. Cudahy
                                    ---------------------------------------
                                    Michael J. Cudahy

                                                                       EXHIBIT A

                             SHAREHOLDER AGREEMENT

          SHAREHOLDER AGREEMENT, dated as of September 20, 1998 (this "Agreement"), by the undersigned shareholder (the "Shareholder") of Marquette Medical Systems, Inc., a Wisconsin corporation (the "Company"), for the benefit of General Electric Company, a New York corporation ("Parent").


                                    RECITALS
                                    --------

          WHEREAS, Parent, Emerald Merger Corp., a Wisconsin corporation and a direct wholly owned subsidiary of Parent ("Sub"), and the Company are entering into an Agreement and Plan of Merger, dated as of September 20, 1998 (the "Merger Agreement"), whereby, upon the terms and subject to the conditions set forth in the Merger Agreement, each issued and outstanding Common Shares, par value $.10 per share, of the Company ("Company Common Stock"), not owned directly or indirectly by Parent or the Company, will be converted into shares of Common Stock, par value $.16 per share, of Parent ("Parent Common Stock");

          WHEREAS, the Shareholder owns that number of shares of Company Common Stock appearing on the signature page hereof (such shares of Company Common Stock, together with any other shares of capital stock of the Company acquired by such Shareholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "Subject Shares"); and

          WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that the Shareholder agree, and in order to induce Parent to enter into the Merger Agreement the Shareholder has agreed, to enter into this Agreement.

          NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth herein, the Shareholder agrees as follows:

          1. Covenants of Shareholder. Until the termination of this Agreement in accordance with Section 3, the Shareholder agrees as follows:

          (a) The Shareholder shall attend the Shareholder Meeting, in person or by proxy, and at the Shareholder Meeting (or at any adjournment thereof) or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, the Shareholder shall vote (or cause to be voted) the Subject Shares in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

          (b) At any meeting of shareholders of the Company or at any adjournment thereof or in any other circumstances upon which the Shareholder's vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any Subsidiary or any other Takeover Proposal or (ii) any amendment of the Company's Amended and Restated Articles of Incorporation, as amended, or Amended and Restated By-Laws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of the Company. The Shareholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

          (c) The Shareholder agrees not to (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit-sharing arrangement) with respect to the Transfer of the Subject Shares to any person or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in relation to the Subject Shares, and agrees not to commit or agree to take any of the foregoing actions; provided, however, that the Shareholder may (A) Transfer up to 5,000 of the Subject Shares by gift to charitable organizations and up to 12,000 of the Subject Shares by gift to members of the "immediate family" (as defined in Rule 16a-1(e) of the Exchange Act) of the Shareholder; (B) Transfer up to 200,000 of the Subject Shares in connection with the exercise of Shareholder Stock Options (as defined below); and (C) pledge as collateral up to 250,000 of the Subject Shares in connection with the exercise of Company Stock Options held by the Shareholder pursuant to the Company Stock Option Plans; provided, that any pledgee of such Subject Shares agrees in writing to be bound by the terms of this Agreement in the event such pledgee exercises its right to foreclose or otherwise acquires such Subject Shares.

          (d) The Shareholder shall not, nor shall the Shareholder authorize any investment banker, attorney or other advisor or representative of the Shareholder to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to the Company or any Subsidiary in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Takeover Proposal.

          (e) The Shareholder shall use the Shareholder's reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Parent in doing, all things necessary, proper or advisable to support and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement.

          (f) The Shareholder agrees to promptly notify Parent in writing of the nature and amount of any acquisition by such Shareholder of any voting securities of the Company acquired by such Shareholder hereinafter.

          (g) The Shareholder shall not knowingly take or fail to take any action which would cause any of the representations and warranties set forth in the Shareholder Tax Certificate attached hereto as Attachment A to be untrue or incorrect.

          2. Representations and Warranties. The Shareholder represents and warrants to Parent as follows:

          (a) The Shareholder is the record and beneficial owner of, and has good and marketable title to, the Subject Shares. The Shareholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares. The Shareholder has granted to the employees of the Company listed on Attachment B hereto the option to purchase from the Shareholder the number of Subject Shares set forth opposite the name of each such employee on Attachment B pursuant to the form of option agreement delivered by the Shareholder to the Company (collectively, the "Shareholder Stock Options"). The Shareholder has the sole right to vote, and the sole power of disposition with respect to, the Subject Shares, and none of the Subject Shares is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to the voting or disposition of such Subject Shares, except as contemplated by this Agreement and except for Subject Shares that are subject to the Shareholder Stock Options.

          (b) This Agreement has been duly executed and delivered by the Shareholder. Assuming the due authorization, execution and delivery of this Agreement by Parent, this Agreement constitutes the valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms. The execution and delivery of this Agreement by the Shareholder does not and will not conflict with any agreement, order or other instrument binding upon the Shareholder, nor require any regulatory filing or approval.

          (c) To the Knowledge of the Shareholder, the representations set forth in the Shareholder Tax Certificate attached hereto as Attachment A, if made on the date hereof (assuming the Merger were consummated as of the date hereof), would be true and correct.

          3. Termination. The obligations of the Shareholder hereunder shall terminate upon the earlier to occur of (i) six months after the termination of the Merger Agreement pursuant to Section 7.1 thereof and (ii) the Effective Time; provided, however, that if the Merger Agreement is terminated by the Company pursuant to Section 7.1(b), (c) or (d) thereof (other than a termination pursuant to Section 7.1(d)(i) following receipt of a Superior Proposal) or if the Merger Agreement is terminated pursuant to Section 7.1(a) thereof, then such obligations shall terminate upon the termination of the Merger Agreement.

          4. Further Assurances. The Shareholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

          5. Successors, Assigns and Transferees Bound. Any successor, assignee or transferee (including a successor, assignee or transferee as a result of the death of the Shareholder, such as an executor or heir) shall be bound by the terms hereof, and the Shareholder shall take any and all actions necessary to obtain the written confirmation from such successor, assignee or transferee that it is bound by the terms hereof.

          6. Affiliate Letter; Shareholder Tax Certificate. The Shareholder agrees to execute and deliver on a timely basis, when and if requested by Parent, (i) a written agreement in substantially the form of Exhibit D to the Merger Agreement and (ii) the Shareholder Tax Certificate attached hereto as Attachment A.

          7. Remedies. The Shareholder acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it, and that any such breach would cause Parent irreparable harm. Accordingly, the Shareholder agrees that in the event of any breach or threatened breach of this Agreement, Parent, in addition to any other remedies at law or in equity it may have, shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.

          8. Severability. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of any other provision of this Agreement in such jurisdiction, or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

          9. Amendment. This Agreement may be amended only by means of a written instrument executed and delivered by both the Shareholder and Parent.

          10. Jurisdiction. Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for either the District of Connecticut or the Eastern District of Wisconsin in any action, suit or proceeding arising in connection with this Agreement, and agrees that any such action, suit or proceeding shall be brought only in such courts (and waives any objection based on forum non conveniens or any other objection to venue therein). Each party hereto waives any right to a trial by jury in connection with any such action, suit or proceeding.

          11. Governing Law. Except to the extent that the laws of the State of Wisconsin are mandatorily applicable to the Merger, this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          12. Notice. All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or if sent by telex or telecopier (and also confirmed in writing) to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

     (a)  if to Parent, to:

                    General Electric Company
                    c/o GE Medical Systems
                    P. O. Box 414, W-410
                    Milwaukee, Wisconsin  53201
                    Attention: General Counsel
                    Facsimile No.:  414-544-3573


                    for overnight courier deliveries, to:

                    General Electric Company
                    c/o GE Medical Systems
                    3000 North Grandview Boulevard
                    Waukesha, Wisconsin 53188
                    Attention: General Counsel


                    with copies to:

                    General Electric Company
                    3135 Easton Turnpike
                    Fairfield, Connecticut 06431-0001
                    Attention:  Vice President and Senior
                                Counsel -- Transactions
                    Facsimile No.:  203-373-3008
                    and

                    Sidley & Austin
                    One First National Plaza
                    Chicago, Illinois  60603
                    Attention:  Thomas A. Cole, Esq.
                                Dennis V. Osimitz, Esq.
                    Facsimile No.:  312-853-7036

     (b)  if to the Shareholder to:

                    Michael J. Cudahy
                    1748 Lakefield Road
                    Cedarburg, Wisconsin  53012
                    Facsimile No.:  414-376-1418

                    with a copy to:

                    Schoenberg, Fisher, Newman & Rosenberg, Ltd.
                    222 South Riverside Plaza, Suite 2100
                    Chicago, Illinois  60606
                    Attention:  Melvin S. Newman, Esq.
                    Facsimile No.:  312-648-1212

          13. Capitalized Terms. Capitalized terms used in this Agreement that are not defined herein shall have such meanings as set forth in the Merger Agreement.

          14. Counterparts. For the convenience of the parties, this Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          15. No Limitation on Actions of the Shareholder as Director. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to require the Shareholder to take or in any way limit any action that the Shareholder may take to discharge the Shareholder's fiduciary duties as a director of the Company, including but not limited to the right to vote for or support a Superior Proposal in accordance with the terms of the Merger Agreement.

                              /s/ Michael J. Cudahy
                              ----------------------------------------
                              Michael J. Cudahy

                              Number of shares of Company Common Stock owned on the date hereof: 3,157,842

Accepted and Agreed to
as of the date set forth above:

GENERAL ELECTRIC COMPANY


By: /s/ Jeffrey R. Immelt
    ------------------------
    Name: Jeffrey R. Immelt
    Title:

                                 Attachment B
                                 ------------

Name of Employee                                               Number of Options
----------------                                               -----------------
Leo Panzieri                                                         8,000

Philippe Mabile                                                      8,000

Ulrich Oltersdorf                                                    8,000

Thomas Kleine                                                        8,000

Andreas Dahm                                                         8,000

Alastair Trivett                                                     8,000

Manuel Barja                                                         8,000

Marleen Jespers                                                      8,000

Jurgen Nieveler                                                      8,000

Jonas Kopcke                                                         8,000